# Rentberry

## Renting Done Right. Finally.



Spring 2020

# Summary

Team
**30 People**

Capital Raised
**$10 mln**

Launched
**2017**

International
**40+ Countries**

Headquarters
**San Francisco**

Properties
**6 mln+**

Featured on: WSJ, Inc., FOX 2 KTVU, Forbes, abc7, 10 NEWS, PIX11 NEWS, inman


Tenant Screening
Application Process
Service Providers
Rental Auction
Property Marketing
E-contracts
Online Data Storage
Rental Payments
Rentberry Rental Platform
Convenience
Global Expansion
Security
Automation

# Rentberry Overview

1

# Renting is the New Buying

**5 to 6 million families will become new renting households in the US alone over the next 10 years. Renting has become an economic and lifestyle choice for 46% of those under the age of 45.**

**FLEXIBILITY. FREEDOM. LESS RISK.**

# There is a Challenge in the Long-Term Rental Market

## Tenants

want transparency and save valuable time

## Homeowners

want to lease to quality tenants at the highest price

# Current Platforms Lack the Solution and Technology

RentPath | radpad | apartment list | Zillow

zumper | craigslist | lovely | trulia real estate search

**Painful experience with brokers**

**Absence of transparent application process**

**Inability to save on move-in costs**

**Time-consuming platforms**

**Incomplete business models**

**Outdated design and features**

# Rentberry’s Solution for Easy Rentals

## How it works

1. Select Property
2. Analyze Competition
3. Submit Application
4. E-Sign Lease
5. Manage Rental

**INTUITIVE. FAST. SIMPLE.**

# Efficient and Secure for Property Owners

### Online Applications

Instant decision making process

### Rental Price Bidding

Receive higher bids from prospective tenants

### E-Sign Contracts

E-sign all rental agreements

### Quality Leads

Syndicate properties to top real estate platforms

### Reviews & Ratings

Receive valuable insight on prospective tenants

### On-time Rent Payments

Flexible payment options

# Saving and Comfortable for Renters

**Full Rental Experience**

First and only closed loop platform

**Instant Savings**

Save thousands during move-in

**Intelligent Analysis**

Have full visibility into the rental process

**No Spam**

All listings are current and verified

**Virtual Reality**

Perform online open house visits and save time

**Maintenance Request**

Instant and hassle-free communication with landlords

# Helps Save Lives During COVID-19



## Perform All Tasks Online to Minimize Direct Contact


Contract

### Sign Documents From Home

We have partnered with HelloSign to make sure all the necessary paperwork can be done online, without you leaving your home. It's easy to use and secure.


VR
Video
Zoom
Virtual Tour Available

### Virtual Tour is the New Open House

Choose a convenient way to learn about the property you're interested in. It can be a simple Face Time call with the landlord or a full 360 VR tour.

# Timeline

**Total Capital Raised:**
**$10 mln**

**Series-A Target:**
**$12 mln at $50 mln valuation**

**2016** — **Capital Raise** **$1 mln**

**2017** — **National Platform** 5,000+ US Cities

**2017** — **Capital Raise** **$2.5 mln**

**2018** — **Global Platform** 40+ Countries

**2018 – 2019*** — **Capital Raise** **$5 mln**

**2019** — **Achieved** Patented Tech, 900k Users

**2020** — **Capital Raise** **$3.1 mln**

**2020 – 2021** — **New Segments** Homes for Sale, Senior Housing

**2021** — **Series-A** Target Valuation **$50 mln**

* Includes capital raised from the Rentberry token sale.

# Investors & Partnerships

## Institutional and Angel Investors From:

- Zing Capital
- Google
- 808 Ventures
- Ericsson
- 現金巴士 | CashBUS
- Nokia
- beechwood Ventures
- BlueHub Capital
- abris
- SwissLife
- Intensity
- Hopewell
- McKinsey & Company
- Siemens
- Lenovo
- Hogan Lovells
- Braas Monier Building Group
- Nelson Brothers
- PRMI Primary Residential Mortgage, Inc.
- CBIZ
- CBRE
- Synergo
- CRC
- Sands Las Vegas Sands Corp.
- Angel Investors Marlborough
- Invesque
- Weatherly Asset Management
- Harvard Business School HBS Alumni Angels of Greater New York
- Ten-X

## Partnerships With:

- move
- realtor.com
- OnTheMarket
- Doorsteps
- Domain
- Mitula
- zumper
- RealtyMX
- Immobilien Scout 24
- Homestay.com
- Hstay
- erasmusu
- Wunderflats
- Walk Score
- MetroResidences
- oodle
- Livit
- Gromia
- Sublet.com
- Sreality.cz
- flatmate.com
- Spotahome
- pepe housing
- Roomster

# Corporate Structure & IP


Investors
Rentberry Inc.
Owns
Brands
Trademarks
Patents


258
Domains
46
Trademarks
Intellectual Property
1
Patent
334,402
lines of code*
(residential platform)
Brands
(real estate blog)
rentberry.com
landlordtips.com

* Includes the code written for web and mobile apps as of Mar 1, 2019

# International Presence

## 40+ Countries


Properties
100,000 +
3,500 - 6,000
2,000 - 3,500
500 - 2,000
10 - 500

# Largest Markets in the US


New York, 8%
California, 15%
Texas, 16%
Florida, 8%

*Information from Google Analytics. Users. Jan 1st, 2019 – Dec 31st, 2019.

# The US Market is Huge

**44** mln
units rented each year

**87** bln USD
blocked as rental deposits

**694** bln USD
spent on rent each year

*Information from nhmc.org and Yardi Matrix.

# Flexible Revenue Model

## Tenants

| | |
|---|---|
| Application fee | **$9.99** per application |
| Co-signer network fee | **$19.99** per property |

## Landlords

| | |
|---|---|
| Property promotion (30 days) | **$49.99** per property |
| E-sign, rent collection & cloud data storage | **$19.99** per property |

## Agents

| | |
|---|---|
| Agent fee | **$24.99** monthly per agent |

## Enterprise

| | |
|---|---|
| Residential properties (homes, apartments & condos) | **$1.00** monthly per property |

*Does not include revenue from other sources (such as sale of renters insurance, leads to moving companies, etc.)

# $7 Billion Yearly Market Opportunity

**Revenue from Tenants:**

111 mln tenants × 3 offers yearly × 9.99 USD application fee = 3.3 bln USD

**Revenue from Landlords:**

44 mln rental units × 1 ad yearly × 49.99 USD promotion fee = 2.2 bln USD

44 mln rental units × 1 year rental agreement × 19.99 USD e-sign/storage = 0.9 bln USD

**Revenue from Agents:**

2 mln agents × 12 months subscription × 24.99 USD agent fee = 0.6 bln USD

* Information for the US market. Does not include revenue from the commercial real estate

# Financial Projections (mln)

**Cash Balance** (April 2020): **$2.5 mln**



Revenue from Agents
Revenue from Tenants
Revenue from Landlors
0.5
0.1
4.8
2
3
17
5
14
27
2020
2021
2022

# Experienced Team

Headquaters:
**San Francisco**



## Oleksiy Lubinsky
CEO

UC Berkeley
Business Administration & Economics

CityHour, Deloitte, Raiffeisen, Seven Hills

Successful entrepreneur responsible for defining Rentberry's vision



## Denis Golubovsky
CTO

Full stack engineer and focus driven coder with 12 years of experience



## Alex Kotovskov
Head of Design

Distinguished UI/UX web and mobile designer



## Aleksey Humenuk
CMO

SEO and social media marketing veteran



## Lily Ostapchuk
CPO

Product launch and business development expert

**30**
Dedicated People

**450**
Years of Combined Experience

# Industry Exits

## Rentberry Advantage:

New approach to market pain points that current rental solutions do not solve

The only trully international real estate platform operational in 40+ countries

airbnb
CoStar Group
REA Group
Zillow
COMPASS
SILVERLAKE

| | | | |
|---|---|---|---|
| $3.5B | Zillow | acquired | trulia real estate search |
| $3.0B | SILVERLAKE | acquired | ZPG |
| $1.7B | THL PARTNERS | acquired | TEN-X |
| $585M | CoStar Group | acquired | Apartments.com |
| $525M | TPG | acquired | RentPath |
| $414M | REA Group | acquired | iProperty.com |
| $385M | CoStar Group | acquired | ForRent |
| $355M | trulia real estate search | acquired | market leader. |

# Traction

MAU **231k**


46k
Nov, 2018
May, 2019
Oct, 2019
Apr, 2020

Pageviews **1.9mln**


242k
Nov, 2018
May, 2019
Oct, 2019
Apr, 2020

---

Properties

**6 mln+**

Average Increase In Rent

**6%**

Transaction Growth

**2019: 213%**

Users

**2019: 900k**

Average Decrease In Rent

**8%**

Partnerships

**30**

*Information from Google Analytics.

# 2019 Performance


Users
195%
306k
900k
2018
2019


Sessions
207%
377k
1.2mln
2018
2019


Pageviews
503%
1.1mln
6.9mln
2018
2019


Listings
402%
783k
3.9mln
2018
2019


Cities
190%
6k
19k
2018
2019

* Information fro Google Analytics. Jan 1st, 2018 – Dec 31st, 2019.

# Next Steps

**Capital Raise Target:**
**$3.1 mln**
**(70% secured)**

## Accomplished to date:

- Built dedicated team
- Proved business model
- Established strong customer base
- Signed key partnerships
- Achieved strong media coverage
- Secured high profile investors
- **Successfully raised $10 mln**

## Funding will help us:

- Expand patent portfolio
- Increase user base
- Add product functionality
- Strengthen brand awareness
- Advance 'homes for sale' segment
- Enter senior housing space
- Continue international growth

# Platform Overview

2

# Global Rental Platform

**Available in 40+ countries**

**Customizable rental experience**

**Extensive search capabilities**


Rentberry
Log In | Sign Up
Renting Done Right. Finally.
Where do you want to live?
Market your property to
List Your Rental
Popular Ci
Find thousands of houses and ap
New York
1245 New York studio apartments with washer and dryer, an...
By Price: Low to High
$4,230
Nice appartment in center of New York
9627 W Huston St
2 Beds 1 Bath 787 Sq Ff
$4,080
Renovated 3 Bedroom Appartment
2793 St James Pl
2 Beds 3 Baths 981 Sq Ff
$3,975
$3,850
$4,230
Nice appartment in center of New York
9627 W Huston St

# Unique Auction Technology

**Online application management**

**Full visibility into competition**

**E-signing capability**


Your Offer
Security Deposit
$8,500
Monthly Rent
$3,500
All Applications
It's your chance. Make a good offer and grab this place.
Pets
Deposit Offer
Rent Offer
$8,500
$3,850
$8,500
$3,750
$8,500
$3,350
1. Your Offer
2. Additional Info
Low Demand
0–3 applicants
$2,100
Average Price Offer
See All Applications
Monthly Rent
$2,000
Asking Price: $2,000
Highest Offer: $2,200
Security Deposit
$3,000
Asking Deposit: $3,000
Highest Offer: $3,000
Match Highest
Beat Highest

# Transparent Application Process

**Comprehensive tenant verification**

**Instant decision-making**

**Complete online data storage**


1. Application Details
2. Confirmation
Cynthia Porter
Contact
Megan Parks (roommate)
Contact
228 Park Ave S,
New York, NY 10003-1502
$3,450
Date of Birth
09/11/1985
Phone
(541) 754-3010
Email
porter@gmail.com
Documents
passport.pdf
W-2.pdf
bank.pdf
employment.pdf
Cynthia Porter
Application Details
$3,450
+$600 / year
Respond
Megan Parks
Application Details
$3,450
+$600 / year
Respond
Kyle Wheeler
Application Details
$3,350
–200 / year
Declined

# Reviews & Ratings

**Complete tenant & landlord profiles**

**Former landlords references**

**Property review by previous tenants**


Properties 1
Messages 1
Where do you want to live?
Cynthia Porter
New York
4.9
TENANT SCORE
Contacts
(541) 754-3010
porter@gmail.com
About
I am a software engineer with
Reviews
Rental History
Justin Hicks
August 21, 2018
Li Wei
Lori Clark
Reviews
Rental History
July, 2016 – August, 2018
Landlord
Justin Hicks
Landlord
Address
228 Park Ave S,
New York, NY 10003-1502
Monthly rent
$3,450
Term
2 year

# Admin Panel

**Full revenue potential**

**Distributed management rights**

**High occupancy rate**


Properties 2
Messages 1
Contracts
Where do you want to live?
Peter Olson sent a message
5 hours ago
Contract Request
9 hours ago
Contract Request
1 day ago
See all activity
Number of Properties
720
Rented Properties
+14% This Month
Manage Properties
Waiting for Signature
View All
Signed Contracts
View All
450
Ethan Newman
Details
58 Properties
72% Rented
Maria Gilbert
Details
102 Properties
54% Rented
Mike Parks
Details
70 Properties
44% Rented
View All Managers
Calendar
April 2018
SUN
MON
TUE
WED
THU
FRI
SAT
March 27
28
29
30
31
1
2
Move-in
at 9:00AM
Payment Dates
+ 2 more
Contract Expiration
+ 5 more
3
4
5
6
7
8
9
Contract Expiration
Move-in
at 10:00AM
Payment Dates
at 9:00AM

# iOS & Android Apps

**Rental process on the go**

**Expanded target audience**

**Engaging customer experience**



9:41
Application
Step 2 of 2 – Additional Info
Cynthia Porter
Date of Birth
Phone
Email
Move-In
Expected Date
11/09/2016
9:41
Application
Step 1 of 2 – Your Offer
Medium Demand 4–6 applicants
Monthly Rent
$3,600
Highest Offer: $3,800
Asking Price: $3,000
Security Deposit
$5,700
Highest Offer: $6,000
Asking Price: $5,500
Competitors' Applications
Applicant #
Deposit Offer
Rent Offer
#1
$6,000
$3,800
$5,500
$3,600

# Disclaimer

The information contained herein regarding Rentberry, Inc. ("Rentberry") has been prepared solely for illustration and discussion purposes and should not be considered as an offer to buy or sell any stock (the "Stock") of Rentberry or its affiliates. Any offer of Stock will be made only to Accredited Investors as defined under the US Securities Act of 1933.

Any decision to invest in Stock should be made only after conducting such investigations as you deem necessary and consulting your own investment, legal, accounting and tax advisors in order to make an independent determination of the suitability and consequences of such an investment. Rentberry is not acting as your advisor or agent.

An investment in the Stock is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Rentberry's business objectives, and risk of illiquidity. The performance results of an investment in the Stock can be volatile. No representation is made that the Stock will achieve certain performance goals or that any investment in the Stock will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Stock and it may be subject to substantial transfer restrictions.

The information and opinions expressed herein are as of the date appearing in this material only, are not complete, are subject to change without prior notice, and do not contain material information regarding the Stock, including important risk disclosures. While certain data contained herein has been prepared from information that Rentberry believes to be reliable (including data supplied by third parties), it does not warrant the accuracy or completeness of such information.

This document contains certain forward looking statements and projections. Such statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

# Contact Information

Rentberry

201 Spear Street, Suite 1100
San Francisco, CA 94105

Oleksiy Lubinsky
CEO
+1-415-603-0707
o.lubinsky@rentberry.com